Tata Motors Limited

Bombay House

24, Homi Mody Street

Mumbai 400 001, India

March 4, 2009

Mr. Joe Foti

Senior Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549-5546

Facsimile No.: (+1-202) 772-9213

RE:	Tata Motors Limited

Form 20-F for the fiscal year ended March 31, 2008

Filed September 30, 2008

File No. 001-32294

Dear Mr. Foti,

This is in response to the Staff’s comment letter, dated November 21, 2008, relating to the annual report on Form 20-F of Tata Motors Limited (“the Company”) for the fiscal year ended March 31, 2008 (the “2008 Form 20-F”).

We will submit a copy of this letter as “correspondence” via EDGAR. For the Staff’s comments which may require revised disclosure, we propose to include the revised disclosure in our annual report on Form 20-F for the fiscal year ending March 31, 2009 (the “2009 Form 20-F”). The revised disclosure in the 2009 Form 20-F will reflect facts, data and conditions as of the respective dates as will be required or otherwise described in the 2009 Form 20-F. We do not propose to amend the 2008 Form 20-F.

For your convenience, we have included your comments in this response letter in italicized form and keyed our response accordingly. The page number references in our responses are to the 2008 Form 20-F. Our responses to the comments are as follows.

Note 26: Segment Reporting, page F-52

1.	We note that you define your business segments as (i) automotive operations and (ii) all other operations and that over 90% of your revenue is generated from the automotive segment. Please tell us whether the activities within this segment (development, design, manufacture, assembly and sale of vehicles including financing and related parts) represent operating segments that are being aggregated into one reporting segment pursuant to paragraph 16 of SFASF 131. If this is the case, please provide an analysis demonstrating how you have met the aggregation criteria of paragraphs 17 and 18.

Furthermore, it is unclear how the financial services (financing) part of this automotive operations business segment is not its own reportable business segment separate from the remaining automotive (automobile and related parts) if it is a separate operating segment that separately meets the quantitative thresholds as specified in paragraph 18 of SFAS 131. Please specifically tell us how you considered that the financial services (financing) portion of your operations should be aggregated into the automotive operations business segments. In addition, as you intend to significantly expand your vehicle financing activities as disclosed in Our Strategy – Customer Financing on page 16, please also tell us your consideration for reporting these financing operations as a separate business segment in future reporting periods.

Response:

As also noted in our response to the Staff’s comment # 4 in connection with review of the reportable segments consequent to our acquisition of Jaguar and Land Rover business, the annual revenue of Jaguar and Land Rover is approximately USD 15 billion for the year ended December 31, 2007 as compared to the annual consolidated revenues of the Company of USD 9 billion for the year ended March 31, 2008. In the light of this significant change of composition of the Company, we are examining appropriate changes in the disclosures, including changes to the business section and reporting of segment information and other disclosures as per SFAS 131.

The Company respectfully submits that our disclosure of our operations in the consolidated financial statements is intended to provide the reader with an overview of the scope of the activities within the automotive operations (i.e., development, design, manufacture, assembly and sales of vehicles including financing and related parts) and do not represent operating segments that are being aggregated into one reporting segment pursuant to paragraph 16 of SFAS 131.

The “Engineering Research Centre” (ERC) is engaged in product design and development, design changes, enhancements etc of our own products, which activity is referred to as ‘development and design’. This activity is captive and integral to the automotive business of the Company. The activity neither generates any revenue on its own internally or otherwise nor is intended to earn any revenues from external sources. Further, the total research and development expense is also disclosed on the face of the income statement.

Likewise, the activities of manufacture and assembly are part of the production process of our vehicles and are not independent activities generating any revenue externally. Although we do have subsidiaries which manufacture automotive components, some of which are captive units and certain of which are established for the purposes of enabling collaboration of technology with other automotive component manufacturers, these are neither established for allocating resources nor are they established for the purposes of evaluating their performance as businesses.

Financing activity:

The Company respectfully submits to the Staff the following background related to our financing activities

1.	Nature of financing activity

i)	The financing activity is carried out by 1) Tata Motors Finance Division (“TMF”), a division of Tata Motors Limited and 2) Tata Motors Finance Limited (“TMFL”), a wholly owned subsidiary of Tata Motors Limited collectively under the brand “Tata Motors Finance”. Hence TMF and TMFL together represent the financing activity of the Company.

ii)	The Company extends financing only to customers of the independent dealers of Tata Motors vehicles who act as the Company’s agent for the purpose of financing. No financing is extended for non-Tata Motors vehicles. Marketing of the vehicles of the Company is jointly driven by the vehicle financing campaigns.

iii)	The financing business is viewed in totality with the automotive business and is evaluated as such. The Company has an integrated strategy towards its automotive business growth through its vehicle financing activities. The financing activity is carried out with the sole purpose of enabling and increasing the Company’s vehicle sales.

iv)	The business plan/targets set for vehicle sales drives the business plan of the financing activity.

v)	Availability of finance is an important factor for enabling vehicle purchases by the customers of the independent dealers, especially considering the lack of sufficient vehicle financing available in the India markets for new or first-time buyers with little or no credit history. This financing activity is limited to Tata Motors vehicle sales in the domestic markets. The financing activity therefore is viewed as an essential support function for the Company to support its vehicle sales in the domestic markets.

vi)	The independent dealers provide support for credit evaluation and recovery of principal and interest payments from the borrowers. They also assume default risk up to certain limits.

vii)	The Company ensures availability of finance either by way of additional borrowing or through sales/assignments or securitization of existing finance receivables. The transfer of existing finance receivables may be done even if it results into a loss on transfer, since the financing activity is considered to be a supporting/incidental activity to the overall objective of growth of vehicle sales.

viii)	The financing activity is an important driver for targeting new buyers who have no credit history.

2.	The Company has analyzed the provisions of SFAS 131 to determine whether the financing activity will constitute a separate operating segment. The analysis is summarized below:

Paragraph 10 of SFAS 131: An operating segment is a component of an enterprise:

a.	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c.	For which discrete financial information is available,

In the beginning of each year both TMF and TMFL prepare their budgets on the basis of the Company’s budgeted automotive sales. The Company’s chief operating decision maker receives monthly financial information on the performance of TMF and TMFL which includes comparison to budgets. The chief operating decision maker assesses TMF and TMFL’s performance with reference to vehicle sales made through financing as vehicle sales is the key performance measure. Financing activity is considered essential to facilitate vehicle sales and is managed and assessed as an integral part of the automotive business.

Further, the results of operation of TMF and TMFL do not consider all of the interest or cost of funds employed related to the funds used in the financing subsidiary – TMFL. No adjustments are made for inter-company transactions between TMF and TMFL even though there are material inter-company transactions that are eliminated on consolidation of TMF and TMFL.

The financing activity satisfies the criteria of paragraph 10(a) of SFAS 131; however, regarding the criteria mentioned in paragraph 10(b) and 10(c) of SFAS 131, we respectfully submit to the Staff as follows:

The chief operating decision maker views the financing activity as a driver/ support function for the sale of vehicles (as discussed above).

The chief operating decision maker reviews the financing operations for the purpose of understanding the automotive business during the period. This is consistent with the above analysis / view that financing activity of the Company is integral to the overall business of the Company and decisions for the financing activity are taken and its performance is reviewed together with the overall automotive business.

Hence we are of the view that conditions b) and c) of paragraph 10 of SFAS 131 are not met and accordingly, the Company’s financing activity does not qualify as an operating segment.

Based on the above analysis, the Company respectfully submits to the Staff that the financing activity is not required to be reported separately from the automotive business. Further presentation of any additional information for the financing activity would not be useful to readers of the financial statements (as no real economic measure of profit is determined or available) from the perspective of providing a better understanding of enterprise’s performance or to make more informed judgments about the enterprise and would be inconsistent with management’s approach described in SFAS 131.

Hence considering the objectives of the financing activity and the business model around it, the Company believes that this financing activity is not a separate business activity and is an integral portion of the overall automotive business of the Company.

2.	Reference is made to the guidance in the paragraph 37 of SFAS 131 in reporting revenues for each similar group of products. As your business section provides separate narrative and financial information (e.g. vehicles sold) for (i) Passenger cars; (ii) Utility Vehicles; (iii) Light Commercial Vehicles and (iv) Medium and Heavy Commercial Vehicles, it appears you should consider disclosure of the revenues for these four (4) separate product categories in future filings.

Response:

In light of the significant change of composition of the Company after the acquisition of Jaguar and Land Rover in June 2008, the Company is evaluating the vehicle categories for disclosure. The Company confirms to the Staff that it will provide appropriate disclosure in its future filings in accordance with the guidance in paragraph 37 of SFAS 131.

Note 28: Subsequent Events, page F-55

3.	We note that the acquisition of the Jaguar and Land Rover businesses was completed in June 2008. Please provide us your allocation of the $2.3 billion purchase price to the assets acquired and liabilities assumed, including detailing the amounts allocated to intangible assets relating to the agreements with Ford discussed on page 47. If your allocation is still preliminary and has not been finalized, please still provide us your most current information as well as the nature of uncertainties that may result in any material adjustments upon financial allocation.

Response:

The Company’s general purpose financial statements are prepared under generally accepted accounting principles in India, under which the Company is not required to allocate the purchase price of this acquisition based on fair values of assets acquired and liabilities assumed.

For the purposes of preparing US GAAP financial statements for its upcoming annual report on Form 20 F for the year ending March 31, 2009, the Company respectfully informs the staff that it has received valuations from valuation specialist for certain assets which are currently being reviewed by the management of the Company. The valuation of other assets and liabilities is currently in process.

The Company respectfully proposes not to submit any purchase price allocation information to the Staff at this juncture as they have not yet been subjected to the Company’s internal controls and approvals.

4.	In the June 2, 2008 Form 6-K you cite that Jaguar and Land Rover will retain their distinctive identities and continue to pursue their respective business as before within their UK, Europe and US markets. Furthermore, as the markets for this business are significantly different than the company markets prior to the acquisition and we note that the three vehicle manufacturing facilities you acquired in the United Kingdom represent your entrance into this area, it appears that this business would not meet the criteria for aggregation into your current automotive operations reportable business segment. Please specifically tell us your consideration in separately reporting these operations as a separate reportable business segment in future filings.

Response:

The Company supplementally confirms to the Staff that, in light of the significant change in the mix of its consolidated revenue as a consequence of the Company’s recent acquisition of Jaguar and Land Rover, the Company will evaluate the impact of this acquisition for disclosure requirements in its future filings, in particular with respect to the reporting of segment information in accordance with SFAS 131.

Note 10 – Income Taxes, page F-28

5.	In future filings, please disclose the components of income (loss) before income tax expense separately for the domestic and foreign components of operations, respectively. Please refer to the guidance in Rule 4-08(h)(1)(i) of Regulation S-X.

Response:

The Company will make appropriate disclosures as per the guidance in Rule 4-08(h)(1)(i) of Regulation S-X in its future filings.

Form 6-K filed October 3, 2008

6.	We note that you had constructed the Nano Project plant in Singur for two years and had almost reached a start up position prior to its relocation in October. Please tell us the amount of costs associated with this construction and tell us and disclose in future filings how you will account for the termination of this plant.

Response:

The Company supplementally advises the Staff that:

a)	The total costs incurred for the Nano project plant at Singur as of March 31, 2008 is Rs. 7,734 million. The land at Singur has been taken on a non-cancelable operating lease from the State Government of West Bengal. The future minimum lease rental payments relating to the land at Singur amounting to Rs.8,548 million is included in our disclosure under Note-9, page F- 27 of the 2008 20-F.The minimum lease rental payments are due over a period of ninety years.

b)	The Company submits that there has been no termination of the Nano Project but in view of the circumstances as disclosed in our report on Form 6-K submitted on October 3, 2008, the plant is being shifted to another site, Sanand in the State of Gujarat for construction of the new plant. The Company has already taken possession of land at a new site in Sanand for constructing the plant.

i.	A significant portion of the machinery and equipment are being shifted to the new location and this process has not yet been completed.

ii.	With respect to land on lease and buildings, the Company is exploring alternatives. As per the lease terms with the State Government of West Bengal, the Company has to use the land within three years for automotive operations or it could sublet the land to any Tata Group company, subsidiary, associate, joint venture, contractor for automotive operations.

In accordance with our plans, plant and equipment will substantially be relocated to the new location or the existing locations. The Company expects to incur dismantling and relocation cost of the plant which would be accounted appropriately.

Based on progress and evaluation, an appropriate accounting of cost and disclosures regarding the Nano project plant at Singur will be included in the 2009 Form 20-F.

*            *            *

In connection with responding to the Staff’s comments, the Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•

the Staff’s comments or changes to disclosure in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact C. Ramakrishnan (Chief Financial Officer) at 91-22-6665-8282 or Hoshang K. Sethna (Company Secretary) at +91-22 6665-7219.

Sincerely,

/s/ C. Ramakrishnan
C. Ramakrishnan
Chief Financial Officer

cc:

Theresa Messinese

(Securities and Exchange Commission)

Ravi Kant, Chief Executive Officer and

Managing Director

Hoshang K. Sethna, Company Secretary

(Tata Motors Limited)

Mukund Dharmadhikari

(Deloitte Haskins & Sells)

John D. Young, Jr.

Tracy I. Yuan

(Sullivan & Cromwell LLP)